SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)*

                         Marketing Worldwide Corporation
                         -------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    57061T102
                                    ---------
                                 (CUSIP Number)

                          Vision Capital Advisors, LLC
                         20 West 55th Street, 5th Floor
                               New York, NY 10019
                          Attention: Antti Uusiheimala
                                Tel: 212.849.8225
                                -----------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 4, 2008
                                  -------------
             (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.: 57061T102

NAME OF REPORTING PERSON

1.    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Adam Benowitz

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [ ]
      (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS

      AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e) [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

NUMBER OF                7     SOLE VOTING POWER - 0
SHARES
BENEFICIALLY             8     SHARED VOTING POWER - 5,303,678
OWNED BY
EACH                     9     SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH              10    SHARED DISPOSITIVE POWER - 5,303,678

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,303,678

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      31.1%

14    TYPE OF REPORTING PERSON

      IN

                                Page 2 of 6 pages

CUSIP No.:  57061T102

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Vision Opportunity Master Fund, Ltd.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [ ]
      (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS

      WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e) [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands

NUMBER OF                7     SOLE VOTING POWER - 0
SHARES
BENEFICIALLY             8     SHARED VOTING POWER - 5,303,678
OWNED BY
EACH                     9     SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH              10    SHARED DISPOSITIVE POWER - 5,303,678

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,303,678

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      31.1%

14    TYPE OF REPORTING PERSON

      CO

                                Page 3 of 6 pages

CUSIP No.:  57061T102

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC)

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [ ]
      (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS

      AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e) [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

NUMBER OF                7     SOLE VOTING POWER - 0
SHARES
BENEFICIALLY             8     SHARED VOTING POWER - 5,303,678
OWNED BY
EACH                     9     SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH              10    SHARED DISPOSITIVE POWER - 5,303,678

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,303,678

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      31.1%

14    TYPE OF REPORTING PERSON

      IA

                                Page 4 of 6 pages

                                EXPLANATORY NOTE

      This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") is being filed with respect to the beneficial ownership of common stock, par value $0.001 per share (the "Common Stock"), of Marketing Worldwide Corporation, a Delaware corporation (the "Company" or the "Issuer"). This Amendment No. 1 supplements
Item 4 and amends and restates in its entirety Item 5 of the Schedule 13D filed by Vision Opportunity Master Fund, Ltd., a Cayman Islands limited company (the "Fund"), Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC), a Delaware limited liability company (the "Investment Manager"), and Adam Benowitz, a United States Citizen ("Mr. Benowitz", and together with the Fund and the Investment Manager, the "Reporting Persons") on October 10, 2007.

ITEM 4.     Purpose of Transaction.

      On March 4, 2008, the Fund acquired 303,678 shares of Common Stock for no additional consideration representing late dividend payments (which the Issuer elected to pay in Common Stock as opposed to cash) on the Issuer's Series A Convertible Preferred Stock owned by the Fund for the three calendar quarters ended June 30, 2007, September 30, 2007 and December 31, 2007.

ITEM 5.     Interest in Securities of the Issuer.

      (a) The Fund beneficially owns 5,303,678 shares of Common Stock, representing 31.1% of all of the issued and outstanding shares of Common Stock. The Investment Manager and Mr. Benowitz may each be deemed to beneficially own the shares of Common Stock held by the Fund. Each disclaims beneficial ownership of such shares. The amounts set forth in this response are based on the 16,066,758 shares of Common Stock outstanding as of March 4, 2008, as reported to the Reporting Persons directly by the Issuer.

      (b) The Reporting Persons have shared power (with each other and not with any third party), to vote or direct the vote of and to dispose or direct the disposition of the 5,303,678 shares of Common Stock reported herein.

      (c) Except as provided in Item 4, no transactions in the Common Stock have been effected by the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, in the last sixty (60) days.

      (d)   Not applicable.

      (e)   Not applicable.

                                Page 5 of 6 pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 6, 2008

                           ADAM BENOWITZ
                           VISION CAPITAL ADVISORS, LLC
                           VISION OPPORTUNITY MASTER FUND, LTD.

                           By: /s/ Adam Benowitz
                              --------------------------------------------------
                           Adam Benowitz, for himself, as Managing Member of the Investment Manager and as a Director of the Fund

                                Page 6 of 6 pages